UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2017

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
December 31, 2017 and 2016

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By:	/s/ Stephen Williamson
Stephen Williamson
Senior Vice President, Chief Financial Officer and
Member of the Pension Committee

Date: June 20, 2018

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, MA
June 20, 2018

We have served as the Plan’s auditor since 2002.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

(In thousands)	2017	2016

Assets
Cash	$167	$132
Investments, at fair value (Notes 2 and 4)	4,290,552	3,609,793

Receivables
Employer contributions	6,806	3,286
Participant contributions	4,931	92
Notes receivable from participants	49,033	48,073

Total receivables	60,770	51,451

Net assets available for benefits	$4,351,489	$3,661,376

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

(In thousands)	2017

Additions
Investment income
Dividend income	$23,805
Net appreciation in fair value of investments	642,406

Total investment gain, net	666,211

Interest income on notes receivable from participants	2,071

Contributions
Employer	105,455
Participants	164,670
Participant rollovers	18,938

Total contributions	289,063

Total additions, net	957,345

Deductions
Benefits paid to participants	266,892
Administrative expenses	340

Total deductions	267,232

Net increase in net assets available for benefits	690,113

Net Assets Available for Benefits
Beginning of year	3,661,376

End of year	$4,351,489

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2017

Note 1.        Plan Description
The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the “Plan Sponsor” or the “Company”). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
U.S. employees (as defined by the Plan) of the Company and its participating subsidiaries are generally eligible to participate in the Plan and receive Company matching contributions upon their date of hire (or rehire). Participants of certain unions may be eligible to participate in the Plan upon their date of hire (or rehire) but are not eligible for an allocation of Company contributions until the completion of one year of service.
Contributions
Each year participants may contribute on a combined pre-tax and after tax (Roth) basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans (“Participant Rollovers”). The Company’s non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options including investment funds and the Company’s common stock. Contributions are subject to certain limitations. Employee contributions and Company match are recorded on a bi-weekly basis or weekly for those employees on a weekly payroll. For participants of the Company's cash balance plan prior to December 31, 2005, when the cash balance plan was frozen, the Company also contributes 0.5% of eligible participants' or 2.5% of certain union participants' compensation. Such contributions were $852,000 in 2017 and are included in employer contributions on the accompanying Statement of Changes in Net Assets Available for Benefits.
The Plan includes an auto-enrollment provision whereby all newly eligible employees (except for the Fair Lawn union group) are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated asset allocation trust fund until changed by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company matching contributions, income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.
Administrative Expenses
The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan which are not included in the Statement of Changes in Net Assets Available for

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2017

Benefits. Expenses reported in the Statement of Changes in Net Assets Available for Benefits include both administrative fees for loan transactions, which are paid by the participants, and the fees paid from the administrative budget account as described below.
Administrative Budget Account
T. Rowe Price earns a set fee for recordkeeping services. Prior to January 2013, if the Plan’s share of investment expenses incurred by the mutual plan funds and other investments held by the Plan exceeded this fee amount, the excess was deposited by T. Rowe Price into a non-participant directed account which could be used to pay other Plan expenses, such as audit and investment consultation fees. In January 2013, the Plan’s share of investment expenses was reduced to match the fee for recordkeeping services. The remaining balance of the account is held in the Vanguard Treasury Money Market Investment Fund. Plan expenses of $229,000 were paid from the administrative budget account during 2017. At December 31, 2017 and 2016, there was $191,000 and $418,000, respectively, in this account available to pay future Plan expenses.
Vesting
Participants are immediately vested in their contributions from rollovers of previous employers’ eligible qualified plans, voluntary contributions and any income or losses on those balances. Participants hired before January 1, 2014, are also immediately vested in the Company’s matching contributions plus actual income or losses on those balances. Participants hired on or after January 1, 2014, become 100% vested in the Company’s matching contributions, plus any income or losses on those balances, after two years of service. The Company acquired Affymetrix, Inc. in March 2016. Effective December 16, 2016, the Affymetrix, Inc. Employee Savings and Investment Plan (the “Affymetrix Plan”) was merged into the Plan. Amounts contributed by Affymetrix for participants of the Affymetrix Plan and transferred to the Plan as part of the merger of the Affymetrix Plan in 2016 continue to vest according to the Affymetrix Plan vesting schedule, generally i) 25% per year of service, or ii) 100% at age 55 or death or disability prior to the termination of employment. Any amounts contributed to the Plan for such participants after December 16, 2016 is subject to the Plan's regular vesting schedule.
Notes Receivable from Participants
Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant’s account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rates on existing loans range from 2.15% to 9.75% at December 31, 2017 and 2016. Principal and interest are repaid through payroll deductions for current employees.
Benefit Payments and Plan Withdrawals
Upon termination of service, a participant (or beneficiary) may elect to receive the participant’s account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2017

Forfeited Accounts
At December 31, 2017 and 2016, forfeited nonvested accounts totaled $2,483,000 and $1,820,000, respectively. These accounts can be used to reduce future employer contributions. In 2017, the total amount of forfeitures were $3,429,000, and employer contributions were reduced by $2,789,000 from forfeited nonvested accounts. Changes in accumulated forfeited nonvested accounts also include amounts transferred into the Plan with plan mergers and investment gains and losses on the forfeited nonvested accounts.

Note 2.        Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value. Shares of mutual funds are valued at net asset value at year-end. The Plan’s interests in collective trusts are valued based on the net asset value per share as provided by the trustee of the fund, which is used as a practical expedient to estimate fair value. The Company’s common stock is valued based on quoted market prices. Refer to Note 4 for more information on valuation of the Plan’s investments.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and the change in unrealized appreciation or depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.
Investment contracts held by a defined-contribution plan are required to be reported at contract value. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the investments in the collective trusts at contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is also prepared on a contract value basis.
Payment of Benefits
Benefits are recorded when paid.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2017

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Risks and Uncertainties
The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Subsequent Events
The Plan has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.
The Company acquired FEI Company in September 2016. Effective January 1, 2018, the FEI Company 401(k) Plan (the “FEI Plan”) was merged into the Plan. The assets of the FEI Plan were held by the trustee, Fidelity Management Trust Company, on December 31, 2017 and were liquidated and proceeds were transferred into the Plan in January 2018. The aggregate value of the proceeds transferred was $154,882,000.
    The Company acquired Molecular Transfer, Inc. in November 2016. Effective January 1, 2018, the Molecular Transfer, Inc. 401(k) Profit Sharing Plan (the “Molecular Plan”) was merged into the Plan. The assets of the Molecular Plan were held by the trustee, Charles Schwab, on December 31, 2017 and were liquidated and proceeds were transferred into the Plan in January 2018. The aggregate value of the proceeds transferred was $1,610,000.
The Company acquired Finesse Solutions Inc. in February 2017. Effective January 1, 2018, the Finesse Solutions Inc. Retirement Trust (the “Finesse Plan”) was merged into the Plan. The assets of the Finesse Plan were held by the trustee, Ubiequity Retirement and Savings, on December 31, 2017 and were liquidated and proceeds were transferred into the Plan in January 2018. The aggregate value of the proceeds transferred was $4,401,000.

Note 3.        Tax Status
The Plan has received a favorable determination letter dated July 6, 2012, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan’s ERISA counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2017

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

Note 4.         Fair Value Measurements
The fair value accounting guidance requires that assets and liabilities carried at fair value, excluding assets measured at the net asset value per share (or its equivalent) practical expedient, be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.
Level 3: Inputs are unobservable data points that are not corroborated by market data.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2017

The following table presents information about the Plan's investments measured at fair value on a recurring basis as of December 31, 2017:

(In thousands)	Total	Level 1	Level 2	Level 3	Not subject to leveling (1)

Mutual funds	$576,864	$576,864	$—	$—	$—
Common collective trusts	3,606,825	—	—	—	3,606,825
Common stock	106,863	106,863	—	—	—

Total investments at fair value	$4,290,552	$683,727	$—	$—	$3,606,825
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
The following table presents information about the Plan's investments measured at fair value on a recurring basis as of December 31, 2016:

(In thousands)	Total	Level 1	Level 2	Level 3	Not subject to leveling (1)

Mutual funds	$476,043	$476,043	$—	$—	$—
Common collective trusts	3,051,275	—	—	—	3,051,275
Common stock	82,475	82,475	—	—	—

Total investments at fair value	$3,609,793	$558,518	$—	$—	$3,051,275
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
There were no transfers between levels during 2017 or 2016.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2017

The table below presents the fair value of Plan investments that are measured at the net asset value per share (or its equivalent) practical expedient:

	Fair Value as of
	December 31,		Unfunded	Redemption	Redemption
(In thousands)	2017	2016	Commitments	Frequency	Notice Period

Asset Category
Asset allocation funds	$2,965,289	$2,496,329	$—	Daily	1 day notice for participant withdrawals 0-90 days for Plan withdrawals
Equity funds	390,022	302,318	—	Daily	0-1 day for participant withdrawals 0-90 days for Plan withdrawals
Guaranteed investment contract funds	251,514	252,628	—	Daily	1 day notice for participant withdrawals 12-30 months for Plan withdrawals

	$3,606,825	$3,051,275	$—

Note 5.         Parties-in-Interest and Related-party Transactions
Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, transactions in these investments, including dividends earned of $5,101,000, qualify as party-in-interest transactions. Fees borne by the Plan for investment management services were included indirectly as a reduction of the return earned on each fund. Notes receivable from participants also qualify as party-in-interest transactions. Interest on notes receivable from participants was $2,071,000 in 2017.
The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. As of December 31, 2017 and 2016, the Plan held 562,794 and 584,513 shares, respectively, of Company common stock. In 2017 and 2016, the Plan purchased shares of Company common stock on the open market having a value of $14,289,000 and $14,585,000, respectively. In 2017 and 2016, the Plan sold shares of Company common stock on the open market having a value of $16,729,000 and $13,315,000, respectively. In 2017 and 2016, the Plan received cash dividends of $344,000 and $348,000, respectively on shares of Company common stock held.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2017

Note 6.        Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
Supplemental Schedule

Identity of Issue/Borrower,	Description of investments including maturity date,		Current Value
Lessor or Similar Party	rate of interest, collateral, par or maturity value	Cost	(In thousands)

Cash			$167

Mutual Funds
Dodge & Cox	Dodge & Cox Stock Fund	(2)	170,418
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	126,045
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	193,741
PIMCO	PIMCO Total Return Fund	(2)	86,469
Vanguard	Vanguard Treasury Money Market Inv.	$191	191
Total mutual funds			576,864

Common Collective Trusts
T. Rowe Price	Retirement 2030 Active Trust D (1)	(2)	544,987
T. Rowe Price	Retirement 2025 Active Trust D (1)	(2)	536,064
T. Rowe Price	Retirement 2035 Active Trust D (1)	(2)	467,351
T. Rowe Price	Retirement 2020 Active Trust D (1)	(2)	428,205
T. Rowe Price	Retirement 2040 Active Trust D (1)	(2)	374,356
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	251,514
T. Rowe Price	Retirement 2045 Active Trust D (1)	(2)	206,909
State Street Global Advisors	SSGA S&P 500 Index Fund Class C	(2)	198,551
T. Rowe Price	Retirement 2015 Active Trust D (1)	(2)	149,468
T. Rowe Price	Retirement 2050 Active Trust D (1)	(2)	114,594
T. Rowe Price	T. Rowe Price Growth Stock Trust Class A (1)	(2)	108,649
Jennison Associates	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	82,822
T. Rowe Price	Retirement 2010 Active Trust D (1)	(2)	51,342
T. Rowe Price	Retirement 2055 Active Trust D (1)	(2)	45,075
T. Rowe Price	Retirement 2005 Active Trust D (1)	(2)	20,439
T. Rowe Price	Retirement Balanced Active Trust D (1)	(2)	20,215
T. Rowe Price	Retirement 2060 Active Trust D (1)	(2)	6,284
Total common collective trusts			3,606,825

Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	106,863

Participant Loans	Participant Loans (for a term not exceeding 30 years
	at interest rates ranging from 2.15% to 9.75%) (1)	(2)	49,033

Total			$4,339,752

(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2017 and 2016

Exhibit
Number	Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm